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[CAMPBELL RESOURCES INC. LOGO]


                                  PRESS RELEASE
                              For immediate release

              LETTER OF INTENT SIGNED WITH STRATECO RESOURCES INC.


MONTREAL, FEBRUARY 15, 2006 -- CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) is pleased to announce the signature of a letter of intent between GeoNova Explorations Inc., a wholly-owned subsidiary of Campbell Resources Inc., and Strateco Resources Inc. ("Strateco") whereby Strateco will acquire a 100% interest in the Discovery property, located northwest of Val d'Or, Quebec. Strateco already has an option to acquire a 50% interest in the property, in which it has invested over $3 million in exploration since 2002.

The terms of the agreement, which are subject to regulatory approval, are as follows:

     1)   $25,000 to be paid upon signature of the letter of intent;

     2) $200,000 to be paid within five days of Strateco's annual meeting, and no later than May 30, 2006;

     3) $275,000 to be paid upon completion of the initial public offering of a new company created by Strateco, into which the property will be transferred, no later than August 30, 2006;

     4) At Strateco's option, either $1,000,000 in common shares of the new company, to be issued or $1,000,000 to be paid in cash no later than August 30, 2006; and,

     5) A 2% NSR royalty on all of the property claims, redeemable for $1,000,000.

The Discovery property lies 45 kilometres northwest of Lebel-sur-Quevillon, Quebec. It consists of 124 claims covering an area of 3,371 hectares.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                     - 30 -

FOR MORE INFORMATION :

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
CAMPBELL RESOURCES INC.                                Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer   Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                     John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                      Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                         Tel.: 514-939-3989
                                                       Fax: 514-939-3717
                                                       www.renmarkfinancial.com
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